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April 23, 2007

iPathSM MSCI India IndexSM ETN

EXCERPT OF CONFERENCE CALL TRANSCRIPT

As of February 01, 2007

4:00 PM EST

Host: Lisa Chen—Strategist, BGI

Guest Speaker: Philip Suttle—Former Head of Emerging Markets Research, Barclays Capital

Lisa Chen:	Introduction

My name is Lisa Chen and I’d like to welcome you to the fourth iPathSM MSCI India IndexSM Exchange Traded Note (ETN) conference call. This is actually the fourth in a series of calls that we’ve done beginning in early January on the latest iPathSM product that we’re bringing on.

So as spoken, my name is Lisa Chen and I’m a strategist with Barclays Global Investors here in San Francisco. On the phone with me today is Philip Suttle, former* head of Emerging Markets Research at Barclays Capital. But before we go any further into the conference call, let me give you a little background on both Philip and myself, as well as our proposed agenda for today.

Lisa’s Bio

I’ve been with BGI for about seven and a half years. I recently joined Strategy here at BGI last fall, but prior to that I was a senior portfolio manager with our international product set for quite a few years.

Philip’s Bio

Philip joins us from Barclays Capital and is based in New York, where he currently* heads their Emerging Markets Research Division. As you’ll see, Philip is an expert in Indian equities and he is going to be sharing with us some of his pretty interesting insights on this fascinating market.

Prior to joining Barclays Capital in May of 2005, Philip worked at JP Morgan where his various roles included both head of Emerging Markets Economics Analysis as well as Global Economics Analysis. He’s also worked at such institutions as The World Bank, the Bank of England, as well as the Federal Reserve Bank of New York. Philip has a B.A. in History and Economics, as well as a Masters in Economics from the University of Oxford.

Agenda

My intention today is to introduce the latest iPath innovation, which is our iPathSM MSCI India IndexSM ETN, and share with you some of its basic features. Philip then is going to speak on the call and share with you some of his . . . interesting insights on the Indian market.

*	Philip Suttle retired from Barclays Capital on March 2, 2007.

Challenges of Investing in India

As many of you know, India has been one of the top performing equity markets for the shorter-term. If you look at over the last one, three, and five year period, India has had some pretty stellar equity returns when you compare it to the MSCI Emerging Markets, EAFE and U.S. Index returns. Yet at the same time, India has been a really challenging market for a lot of investors to access. Whether you’ve been a small investor or a large investor, India contains a lot of challenges.

Currently, Indian regulation . . . prohibits direct equity investment by U.S. individual investors. U.S. institutions, while they can invest, they’re actually faced with a number of hurdles before they can . . . invest in the local Indian market. Firstly, they need to be approved and qualified by SEBI [the Securities and Exchange Board of India] requirements. They also need to qualify for a foreign institutional investor license, which is only valid for five years and then needs to be renewed. As well, they . . . need to be comfortable navigating the local Indian market where there exists foreign ownership limits as well as the 10% short-term capital gains tax.

On top of that, if you look at investment alternatives for India, it has historically been very limited. There are a handful of closed-end as well as open-ended mutual funds out there. Right now, ADRs do exist for a portion of the market, but you don’t get complete coverage. In fact, only about one-third of the market capitalization of the MSCI India Index is covered by ADRs trading here in the U.S. . . .

So at this point, what I’d like to do is hand it over to Philip who is then going to speak to you on a range of topics, including his insights on currency, growth prospects and risks of the Indian economy.

P. Suttle	Introduction – Agenda

Thanks a lot, Lisa. As you say, I’m going to divide my talk into a number of sections, try and keep the logic flow nice and straightforward so you can get what I’m trying to argue. I’m going to essentially talk in five different areas. I’m going to start off by talking about the growth picture in the economy, which obviously forms the basis for the corporate earnings picture. Then I’m going to move on to the kind of other aspects, as it were, income growth in the economy, which is the inflation story. That’s important, obviously, in terms of its impact on corporate pricing power and corporate profits, as well as what it might mean for the interest rate outlook, which as in any economy does very much influence the stock market.

Then, I do want to spend some time talking about the currency, the outlook for the rupee, specifically against the dollar. And then kind of pick those themes up and wrap them up together in the fourth area, which is, broadly put, market valuation. I want to talk a little bit about how we see the market’s value given all the arguments I made previously. Then fifth and last, this is an emerging market and when you think about emerging markets the first kind of words you should have on your mind is risk. I want to review some of the risk factors that we see as relevant at the current time to the Indian market.

Economic Growth

Let me start with the growth story. We actually got the latest round of growth data from India and the economy essentially is growing now at something like a 9% clip, which is frankly a remarkable pace of growth. Not so much given China or anything like that, but given India’s history. This is the highest growth rate that we’ve seen in records, since its independence in the late 40s and a remarkable transformation in the economy really since the early 1990s. What happened back then was the Indians put in place a liberalization strategy, taking what was not too far from a socialist type economic system and opening it up to the forces of international competition.

In so doing, the benefits of that process seemed to very much have accumulated over time. India’s growth accelerated in the 90s, but never really reached much above 5%, but so far in this decade, Indian growth as reaccelerated, averaging close to 8%. And as I mentioned, in the past year or so now up to 9%. In our projections for the next five years or so, we would see a strong case for Indian real growth. In other words, adjusted for inflation, we’d see a strong case for Indian real growth remaining around the 8% pace.

Why is that? Well there’s still plenty of productivity enhancement to come from the shift in resources away from in effect the informal sector in the economy towards the more formal, high productivity service sector economy. We’re all very familiar with the Indian outsourcing story and that is very significant as part of the Indian transformation, because what we’ve seen here is an economy not so much like China, which is dependent upon manufacturing production, upon industrial activity, but an economy that’s shifting itself from being an agricultural, informally based economy to being a service sector-led economy. That seems to have produced a start to growth and we have growth rates now averaging 8-9%, and plenty of scope for that process to continue. If anything, we’ve been consistently surprised on the up side by the vigor in Indian growth. And although it doesn’t sound a particularly unambitious number, if anything I’d actually characterize our 8% growth forecast as on the conservative side, certainly over the next year or so.

One reason for that is that the 9% growth rate that India’s registered over the past year or so has actually been achieved in the face of a sharply accelerating oil price. India is a big oil importing country. So if they can do that with the oil price going from $40 to $70, think of the lift they’re going to get over the next few months with the benefits from the oil price dropping back down from the high $70s as the mid to low $50s begin to kick in. This is something that we’re going to see playing out over the coming months, and something probably already helping economic conditions. It has certainly helped the stock market over the last few weeks.

One final point I’d like to make about growth before I move on is that in addition to sustaining a higher average growth rate in the economy, one thing India’s now able to do is reduce the variance of growth. And that’s obviously important when one’s thinking about things like equity risk premium. The agricultural sector in India is inherently very unstable. It is in most countries, but more so in India because of climatic conditions. So the shift in economic activity away from agriculture to services is definitely GDP growth stabilizing. That is another factor that at the end of the day when you plug it into a valuation model, as I’ll do in a few moments, is definitely something that warrants a higher equilibrium price earnings ratio in the economy.

Inflation

Let me move on to say a few words about the inflation story. India is historically a country with low, stable, single-digit inflation. It sort of inherits the institutions of the British Empire, including a very strong, sound central bank. So it’s never had inflation problems as an emerging economy as, for example, many Latin American countries have had. At the moment, however, it’s actually seeing a little bit of an uptick in its inflation rate. Inflation in India actually is a little bit difficult to measure because their consumer price index is widely accepted as a poor measure of inflation and the economy. CPI inflation is currently around 4%. But the measure that tends to be used on a more high frequency basis by analysts is the Wholesale Price Index, which has crept up to 6% in the early part of this year.

We see over the medium term pricing paring the economy, consistent with an inflation rate of around 5%. So that’s the sort of projection that we’d plug into our medium term models. But over the next few quarters, we see some upside risks to inflation from 6%. The economy is, putting it simply, somewhat overheating at the current time. There’s upside risks on food prices as well. So, that’s something I’m going to come to talk about in a few moments when I come to some of the risk factors. . . .[A]s you may have noticed, that recently the Reserve Bank of India tightened monetary policy, lifting their ceiling bank rate to 7.5%. They previously had it at 7.25%.

So the rate in India is now slightly above 7.5%. Not huge in real terms. But certainly unlike the United States where the Fed seems to be firmly on hold, this is a monetary environment where the central bank is still tightening. We would certainly see at least one more tightening likely to come through before we’re done in this cycle, possibly more. The next tightening we’re expecting, is in the second quarter, we certainly wouldn’t be surprised to see rates touching 8% or above in the second half of the year.

Currency

Now let me move on to currency issues, because these are very important in any emerging economy. The good news here is that the currency picture I think in India is a very stable one. In fact, in the past few months the rupee has been very stable against the dollar in the sort of 44 to 45 range. And currencies are actually incredibly hard to forecast. No need to tell you that. Our best thinking here is that there’s a balance of sets of forces operating on the rupee in coming years and they’ll probably tend to offset each other. So our best forecast is that we would expect the rupee to be very stable against the dollar in the months and years ahead. Obviously, there will be week to week volatility and who knows what might happen as far as political noise, etc., but yet it’s prudent and sensible to project a relatively stable currency.

In that context, very different story from China where we’re consistently expecting the Chinese currency to appreciate against the dollar by something like 5% to 6% a year over the next few years. India has not got that same upward momentum for the simple reason that India does not have anywhere near as strong a balance of payments position as China. China has a huge external surplus. India’s balance of payments position is frankly quite close to balanced. They’re running a modest current account deficit, a modest external deficit but it’s very easily financed.

They have a big trade deficit, partly reflecting, for example, those oil imports I talked about earlier. But on the other hand, they have a big services surplus and those two, by and large, offset each other.

On the capital account side, they’re liberalizing capital flows and all the time they’re allowing residents to invest a little more abroad on a cautious basis and they’re seeing significant inflows from abroad, including vehicles like the one we’re talking about at the moment. Such that, over recent quarters the net upward pressure and the net pressure on the currency has actually been significantly on the upward side. The authorities have resisted it by buying very substantial amounts of foreign exchange reserves. Foreign exchange reserves in India are now up to about $170 billion. And we think they’ll go even higher than that as the authorities attempt to stabilize the currency.

So, if one’s sort of positing a, what one might call a kind of risk distribution around that expected central value of a pretty stable currency, there’s probably more upside risk to the rupee than there is downside risk, given this tremendous pressure through the capital inflows on foreign exchange reserves. But we think the authorities have got a willingness and ability to keep the rupee pretty stable. So, in our figuring, something like 44, 45 makes sense over a medium term.

Market Valuation

So, if I kind of bring all that together and put it into a market valuation framework, or a way of thinking about the market’s values, what I think I end up with is a projection for nominal income where we’ve got something like 8% growth and 5% inflation. So aggregate income in the economy we think will be growing by something like 13% in rupee terms. Now, obviously by implication we think that’s a similar growth rate of profits in dollar terms, and that’s pretty respectable, to say the least.

There has been and we think we would expect to see continuing something of a drift towards profits in the economy over recent years. I think the natural aspect of that is that it does reflect this more liberal economy where the private sector is gaining weight in the economic forces operating on the economy. So the entrepreneurial sector is doing better than average. So we look for profits growth to be more in the 15% to 16% range, possibly more like 15% to 18%, and as I say, pretty steady as well, given the growth picture.

Now, what that means, I think, as you plug that into any kind of simple valuation model is that the market’s current valuation level, which is well above the long-term average, looks reasonably consistent with an expectation of this strong performance. Just an FYI, the long-term average PE ratio for the MSCI India is about 16.5%, but we’re currently around 22%, 23%. So one is tempted to say in the near-term the market does look somewhat overvalued. But I think given the picture that we’re painting for profit growth, I would argue that there’s a decent chance that what’s going to happen here is we’re going to get something a little like what we had in the U.S. in recent years, which is a market where PE ratios drift downwards, but they drift downwards because of strong profit growth and a price path of the stock market, i.e., for the instrument that we’re talking about, that probably drifts slightly upwards, but certainly not at the pace of profit growth. I wouldn’t be plugging in price appreciation projections in line with profit growth. I would expect profit growth, earnings growth to kind of float one off this high valuation level at the current time.

Risk Factors

Let me just finish with a discussion of some of the risk factors, because as I said, this is an emerging market, it’s an emerging market where valuations are on the high side of the long-term average; there’s lots of good things that have been going on, but there’s also been lots of good things that are priced into the market. So let me talk about some of the things that concern me a little bit. And to be honest, I would have to say that, you know, we’ve been doing this call, this is the fourth version of it we’ve done, and as time goes on, these risk factors that I’m emphasizing become a little less risky. I’m not trying to sound too upbeat here. In fact, my intention is almost to do the opposite. But the fears that I have on some of these factors have not been realized quite as significantly in recent weeks as I might have expected. Let me just explain that in a little more detail by going through some of these factors.

My first concern is simply, we are in a rising interest rate environment in India. I mentioned that before, the RBI tightened recently and we’re looking for more to come. Despite that, the market has done very well through this period. As the market’s repositioned for higher Indian rates in recent weeks, it’s held up very well.

I think that’s a little bit of an indication, not a God-given resistance or anything like that, this isn’t a predetermined fact, but we’ve probably got a little more resilience then I was expecting. But nonetheless, a rising rate environment, probably to a higher level than the market currently prices in today, is something I would be cautious about.

A second factor which is a second important risk factor related to interest rates is not so much the local story but the global story. India really has been more subject to global liquidity swings in recent quarters than has historically been the case, simply because of some of these capital flows that I was talking about earlier. We’re seeing India a lot more integrated into global markets than ever before. And I think that does leave the Indian market more vulnerable to swings in global liquidity than used to be the case. Certainly, when I was in India a few months ago, their main concern, investors’ main concern was what’s happening with global liquidity as distinct from local liquidity conditions.

And we’ve seen the Fed come back into play here a little bit. The Fed was expected to ease. We never had that expectations, but some thought the Fed might ease. All of a sudden Fed easing is taken out and all of a sudden there are some people, including ourselves, who expect the next move from the Fed could be up. Not necessarily early on in ‘07, but later on in the year. And if that becomes a more general thing, as we would expect it around the G7, then global liquidity conditions could easily get much tighter later in the year and that is definitely something to be mindful about.

As I say, what surprised me is that in recent weeks we’ve had this backup in the U.S. curve of the short-end of the market, but it doesn’t seem to have much impact on India, which, frankly, has been a bit of a surprise to me. So, this risk is there, but near-term illustrations are that it maybe isn’t as great a risk as I thought it was going to be.

And then the third thing that concerns me over the medium-term for India is the fiscal picture. India’s had all this superb growth, but it still runs a very high budget deficit. If you throw in the state and local deficits together with the central government deficit, it’s up around 7.5% of GDP. Now with the economy growing at 9%, that’s not a problem, but it’s still uncomfortably high in a world where most emerging markets are now running quite low budget deficits. And the pressure’s, both demographic and social in India, are probably going to be for more rather than less spending in the years ahead.

Now this is one reason why India has typically been rated on the low side by some of the agencies. In fact Moody’s rated India as investment grade, but S&P didn’t. S&P had India rated sub investment grade. But recently, S&P actually upgraded India to be investment grade. Part of the reason they cited was that they see fiscal sustainability as less of a problem.

So once again, this is a risk factor, but one that certainly the rating agencies see as somewhat less of a risk factor. But I would be a little more cautious. I do think the fiscal issues are significant.

And in that context, in modeling India and modeling long-term valuations, I would definitely put in a higher real interest rate, real long-term interest rate than the current one, which at the moment, given inflation of around 5% to 6% and long-term yields of around 8%, that real long-term yield of say 2.5% to 3% I think is too low. It should go and will go higher over time. Probably as inflation drops, but I think also as the fiscal pressures become more significant.

The views expressed are those of Barclays Capital, the investment banking division of Barclays Bank PLC, as of February 01, 2007, are subject to change without notice, are provided for informational purposes only and we have no obligation to update this information. None of the information constitutes a recommendation by Barclays Global Investors, N.A. (“BGI”) or Barclays Capital or a solicitation of any offer to buy or sell any securities. The information is not intended to provide investment advice. Neither BGI nor Barclays Capital guarantees the suitability or potential value of any particular investment. Past performance is not a guarantee of future results.

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